EXPLOR MINING DISCOVERY


V. Arivalo Piso
V. Esmeralda-Arivalo
V. La Limpia
V. Halcón
V. Purun
V. Lorenzon
V. Lorenzo
V. Hilda
V. Tuluna
V. Lorencito
Cpo. Sta. Barbara

TRINIDAD PROJECT

Geologica Evaluation Investment Project

Updated October2020

Data Used for Presentation

ITEMS	VENDOR (Y/ N)
Geological Report	Y
Historical Studies	Y
Field Mapping	Y
Historical Production Data	Y
Drilling Results	N
Geological Model	Y
Geochemistry	Y
Geophysics	N
Assay Certificates	Y
GIS Data	Y
Geochemistry	Y
Geophysics	N
Assay Results	Y
Site Visit	Y
Rock Samples Taken	Y
Mapping of the Potential Area	Y
Confirmation of Historical sampling	Y

Project Location

✓ *Trinidad project is located in the Region of La Libertad, Sanchez Carrión province, Sartimbamba district, Monserrate Parish, Quebrada Quilcha at 5km between the communities of Conga and Santa Bárbara (Cota: 2,000 to 3,800 m.s.n.m.).*



✓ *Claim Trinidad is located south of the Poderosa Mine and is located within the Belts Pataz Batholith & Coastal Batholith, Mesothermal Gold Belts.*

Project Location



LAMBAYEQUE
AMAZONAS
SAN MARTIN
CAJAMARCA
LA LIBERTAD
ANCASH
HUANUCO

LA LIBERTAD
Lima
BAMBAMARCA
CONDORMARCA
CAJABAMBA
MARCABAL
CHUGAY
COCHORCO
PATAZ
PIAS
Leyenda
Centros Poblados
CASERIO
COMUNIDAD
PUEBLO
Vias
Sin Asfaltar
Trocha y Camino
Denuncio
TRINIDAD
Ríos
Limite Distrital
Km

Project Location

TRAYECTO	TIPO VIA	DISTANCIA (Km)	TIEMPO (hora)
Lima - Trujillo	Asfaltada	565	8
Trujillo - Huamachuco	Asfaltada	186	4
Huamachuco - Marcabal	Afirmada	127	4
Minas Pampa - Proyecto	Carrozable	4	2
Total		882	18

Pacasmayo
Coto de Caza
Sunchubamba
1N
Ascope
Paiján
Chocope
Chicama
Cartavio
Santiago
de Cao
La Esperanza
Trujillo
10
Otuzco
Cajabamba
10B
10C
Huamachuco
Santiago
de Chuco
3N
Conchucos
Cabana

Tramo	km	Tipo de Carretera
Lima – Trujillo	565	Asfaltada
Trujillo – Desvio Otuzco	62	Asfaltada
Desvio Otuzco - Huamachuco	124	Afirmada
Huamachuco – Sartimbamba	120	Afirmada
Sartimbamba - Minaspampa	6	Carrozable
Minaspampa – Prospecto Trinidad	4	Camino
TOTAL	882	



Carretera 320 Km.



PUEBLO SARTIMBAMBA



Concesión Trinidad


Project Location
LEYENDA
105.00 Km (03 horas) / Huamachuco - El Pallar - Sartibamba
26.20 Km (01 horas) / Sartibamba - El Torno - Quilcha Grande
4.70 Km (Proyecto Construcción) / Monserrate
PROYECTO MINA TRINIDAD
Quilcha Grande
Monserrate
El Torno
La Jalca
San Mateo
Sartibamba
Sartimbamba
MINA PODEROSA
Vijus
Marcabal
Nimpana
Shicún
CAJAMARCA LA LIBERTAD
Chaquilbamba
Rodeopampa
La Pauca
Chugay
Yanasara
3 h 16 min
105 km
Huamachuco
Aricapampa
Cochorco
AEROPUERTO CHAGUAL
Chagual
Google

Executive Summary



GENERAL ASPECTS	
Project Name:	**TRINIDAD**
Location:	La Libertad - Peru - South America
Commodity:	Gold – Silver
Altitude:	3500 mts above sea level
TECHNICAL ASPECTS	
Type of deposit:	Mesothermal Gold Belts
Potential anomaly size:	4.0 Km x 2.0 Km x 1.0 Km
Project stage:	Advanced exploration and production ready
Concession size:	1000 Ha.
Proven reserves/ Inferred resources	0.35 Moz Au /// 2.0 Moz Au
OTHERS	
Communities:	Communities in the area.
Environmental:	DIA, There are no areas of nature reserves
Infrastructure:	Good infrastructure conditions, access to site and ports on the Pacific coast
Illegal Mining:	No illegal mining

Project Overview

✓ **LOCATION: 413 km from the coast / 04 hour from Trujillo.**

✓ **COMMUNITY: No social problems.**

✓ **HIGH GRADE: High Au and Ag values.**

✓ **ESTIMATED RESOURCES: 2.0 Mill ounces of gold.**

✓ **DEPOSIT TYPE: *Mesothermal Veins Gold* .**

✓ **INFRASTRUCTURE LOW INVESTMENT: Access road to the production site.**

✓ **STATE LANDOWNER: Superficial rights in process.**

✓ **WATER: Good water resources in the area.**

✓ **ELECTRICITY: There is power to the production site (2 Km).**

✓ **NO SOCIAL ISSUES: The communities located close to the project are pro mining activities.**

Map of Concessions



Trinidad Claim

Timeline



NE

Sector Monserrate Alto

Veta Arivalo

Veta Lorenzo

Veta Chuspe

Nv 3600

Nv 3500

PROJECT TIMELINE	ACTIVITY
1991: Abraham Galarza Villar	Prospection Geochemistry
1997: Sociedad Minera Sartimbamba	Mapping Geochemistry
2001 - 2004: Igor Galarza de la Cruz	Mapping Geochemistry Production
2005: Sociedad Minera del Peru	Mapping Geochemistry


MINERALIZED BELTS
Lancones Basin VMS Cu-Zn-Au
Yanacocha Epithermal Gold Belt
Pierina Epithermal Gold Belt
Central Peru Polymetallic Skarn & Replacement Belt
Iron Oxides Cu-Au Coastal Belt
Coastal Batholith Mesothermal Gold Belt
Paleocene Southern Peru Cu-Porphyry Belt
Northern Peru Cu-Au Porphyry Belt
Northern Peru MVT Zn Belt
Pataz Batholith Mesothermal Gold Belt
Trinidad
Central Peru MVT Zn-Belt
Eocene-Oligocene Apurimac Cu-Porphyry-Skarn Belt
Ananea Mesothermal Gold Belt
Southern Peru Epithermal Au-Ag Belt

Metallogenics

- *Mina Poderosa: 1100 Tn /dia @ 10.5 gr Au.*

- *Mina Horizonte: 1500 Tn /dia @ 10.27 gr Au.*

- *Mina Retamas: 1800 Tn /dia @ 8.29 gr Au.*

Pataz Batholith & Coastal Batholith, Mesothermal Gold Belts



Regional Geology

- *Franja Aurífera Pataz - Buldibuyo,*
- *Evolución estratigráfica y estructural de la cordillera oriental / Norte del Perú*

- **PRECÁMBRICO:**
  - ✓ Rocas metamórficas / Complejo Marañón.
- **PALEOZOICO:**
  - ✓ Areniscas y pizarras / Formación Contaya.
  - ✓ Conglomerados, areniscas y lutitas / Grupo Ambo.
  - ✓ Calizas y lutitas / Grupo Copacabana.
  - ✓ Areniscas y conglomerados rojos / Grupo Mitu
- **MESOZOICO:**
  - ✓ Calizas / Grupo Pucara.
  - ✓ Areniscas y lutitas / Formación Chicama.
  - ✓ Cuarcitas, lutitas, calizas y areniscas Grupo Goyllarisquizga.
  - ✓ Areniscas lutitas y calizas / Formaciones Inca, Chulec, Pariatambo y Pulluincana.
- **CENOZOICO:**
  - ✓ Volcánicos Andesiticos / Formacion Lavasen.
- **ROCAS INTRUSIVAS:**
  - ✓ Granodioritas y Monzogranitos del Batolito de Pataz (321+-1 y 329+-1.4Ma).
  - ✓ Monzogranitos, Dioritas y Adamelitas (apófisis y diques).

Regional Geology



Local Geology

✓ **Serie Metamórfica: Metavolcanicos / Complejo Marañón.**

✓ **Areniscas cuarzosas blanquecinas de grano fino - grueso / Gpo. Ambo.**

✓ **Arenisca con líticos origen volcánico y conglomerados/ Gpo. Mitu.**

✓ **Calizas grises / Gpo. Pucara (Miembro Chambara).**

✓ **Intrusivos Granodioriticos (diques y sills) / Afectado Gpo. Ambo.**



AMBO

MITU

COMPLEJO DEL MARAÑON

RIO MARAÑON

Local Geology

- **Rocas metamórficas: sedimentarias silicoclasticas y calcáre**
  - **Desde el Precámbrico al Mesozoico.**

LITOLOGIA

ERA	LITOESTRATIGRAFICA		ROCAS INTRUSIVAS	
CENOZOICO		Depósitos Coluviales		
MESOZOICO		Grupo Pucará		Granito - Monzogranito
PALEOZOICO		Grupo Mitu		
		Grupo Copacabana		
		Grupo Ambo		Granito-Granodiorita
PRECAMBRICO		Complejo Marañón		



AMBO



MITU



RIO MARAÑON

COMPLEJO DEL MARAÑON

Local Geology: Stratigraphy

PODEROSA
4. LITHOSTRATIGRAPHIC COLUMN AND GEOCHRONOLOGY
Mississippian - Early Permian
Proterozoic - Late Ordovician
Copacabana Group
late Pennsylvanian(?) - Early Permian
<50 m of shelf calcarenites interfingered with thin levels of black shales
Au veining
~314 Ma
auriferous quartz sulfide "orogenic" lodes (v), emplaced as brittle-ductile veins in granites s.l. or as sheared saddle-reefs in slates
Ambo Group
Mississippian
pillow-lava basalts (p) overlain by ~500 m of epicontinental molasses, composed of greenish conglomerates containing basaltic and granitic pebbles, biotite-rich sandstones and ochre lutites, locally crosscut by gabbroic (g) sills
Pataz Batholith
329 Ma
calc-alkaline pluton with diorites, tonalites, granodiorites and monzogranites, crosscut by aplite (a) dykes and late lamprophyre (l) dykes
(during its emplacement, the batholith incorporated xenoliths of the substratum, and the lithologies close to the pluton suffered a strong contact metamorphism into hornfelses)
Contaya Formation Ordovician
200 to 600 m of weakly folded turbiditic series, consisting of black slate and sandy marl alternations with, at the basis of the unit, some quartzite and scarse limestone beds
Vijus Formation Late Cambrian - Early Ordovician
up to 1200 m of low-deformed volcanoclastic deposits, composed of sandstones, conglomerates, and abundant volcanic rocks, evolving from rhyolitic and dacitic pyroclastic flows upward to basaltic-andesitic lavas
Marañón complex Late Proterozoic - Early Cambrian
1000 to 1500 m of tightly folded low-grade polymetamorphic rocks, composed of grey phyllites with intercalations of micaschists, eyed-gneiss and graphitic layers
40Ar/39Ar 329.2±1.4 Ma bt Grd
40Ar/39Ar 328. 1±1.2 Ma bt Mzgr
U/Pb 329 Ma Grd
40Ar/39Ar 314 -312 Ma muscovite WR

ERATEMA
SISTEMA
SERIE
UNIDADES ESTRATIGRAFICAS
SECTOR OCCIDENTAL
SECTOR ORIENTAL
ROCAS INTRUSIVAS
CENOZOICO
MESOZOICO
PALEOZOICO
CUATERNARIO
TERCIARIO
CRETÁCEO
JURÁSICO
TRIÁSICO
PERMIANO
MISSISIPIANO
ORDOVICICO
PRECAMBRIANO
Superior
Medio
Inferior
Superior
Inferior
Superior
Inferior
Superior
Superior
Inferior
Medio
Depósitos aluviales
Q-al
Depósitos fluvio-glaciares
Q-fg
Fm. Condebamba
TsQ-co
DIS. ANG.
Gpo. Quillquiñan
Ks-q
Gpo. Pulluicana
Ks-p
Fms. Inca,Chulec, Pariatambo
Ki-ichp
Fm. Farrat
Ki-f
Fm. Santa-Carhuaz
Ki-saca
Fm. Chimú
Ki-chim
Fm. Chicama
Js-chic
Gpo. Goyllarisquizga
Tm-vl
Volcánico Lavasén
DIS. ANG.
Ki-r
Fm. Rosa
Ki-cr
Fm. Crisnejas
Ki-g
Gpo. Goyllarisquizga (Facies Oriental)
DIS. ANG.
TrJi-p
Gpo. Pucará
Ps-m
Gpo. Mitu
Pi-c
Gpo. Copacabana
Ci-a
Gpo. Ambo
O-c
Fm. Contaya
DIS. ANG.
Pe-cma
Complejo del Marañon
KTi-di
Diorita
Kti-gd
Granodiorita
Trinidad Project
Trinidad Project
P-gr
Granito rojo Paleozoico ?

http://www.proexplo.com.pe/2013/programa/descargas_BACK19junio.php

Alteration



TR-03 00007.sii



Nº MUESTRA	Au_ppb	Ag_ppm	As_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
TR-01	1021,00	63,10	> 10000	3313,40	5,00	97,00	1939,60
TR-02	2738.00	> 100.0	> 10000	> 10000.0	< 1	> 10000	2381.80
TR-03	7237,00	63,00	> 10000	2838,30	11,00	8269,00	3017,40



MC-0100019.sii



Nº MUESTRA	Au_ppb	Ag_ppm	As_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
MC-01	6345,00	33,60	> 10000	447,70	< 1	256,00	137,60

Leyenda

- Clorita
- Illita
- Kaolinita
- Cuarzo
- Silice opalina
- Esmectita

0 250 500 1.000
Metros

1:36.593

Mineralization



ID	ESTRUCTURA	SECTOR
01	Pipe	Monserrate Bajo
02	Tres Estrellas	Monserrate Bajo
03	Chinaque	Monserrate Bajo
04	Purún	Monserrate Alto
05	Maravilla	Monserrate Alto
06	Lorenzo	Monserrate Alto
07	Lorencito	Monserrate Alto
08	Fátima	Monserrate Alto
09	Conejo	Monserrate Alto
10	La Limpia	Monserrate Bajo
11	Arivalo	Monserrate Bajo
12	Mario	Monserrate Bajo
13	El Milagro	Monserrate Bajo
14	Gregorio	Monserrate Bajo
15	Chuspe	Monserrate Bajo
16	Chir Chir	Monserrate Bajo



PLANO DE ESTRUCTURAS - PROYECTO TRINIDAD

ZONA NORTE
Sector Monserrate

ZONA SUR
Sector Chorobamba

Mineralization: Section



SO
SECCION A - A'
NE
Cº LLauturco
3600N
3600N
3400N
3400N
3200N
3200N
CHUSPE
LORENZO
3 ESTRELLAS
PIPE
CHINAQUE
Proy. V. BALCON
MARIO
Proy. V. CONEJO
FASE 1
3 ESTRELLAS
PIPE
CHINAQUE
Proy. V. BALCON
MARIO
Proy. V. CONEJO

Geochemistry

Sample_Id	Ubicacion	Estructura/Zona	Au_g/t	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
1006	Interior Mina	Lorenzo	12.29	10.50	443.00	44.00	2355.00	373.00
1016	Interior Mina	Lorenzo	25.68	39.10	2740.00	40.00	3318.00	2950.00
1017	Interior Mina	Lorenzo	20.28	24.40	1840.00	14.00	2731.00	2230.00
1029	Interior Mina	Lorencito	13.45	0.40	498.00	8.00	53.00	111.00
1034	Superficie	Purum	37.68	12.10	3220.00	45.00	87.00	102.00
1035	Superficie	Purum	26.41	10.90	1100.00	35.00	96.00	24.70
1037	Superficie	Purum	38.94	8.70	1700.00	29.00	301.00	62.00
1043	Superficie	Purum	10.71	2.50	1230.00	16.00	78.00	54.20
1053	Superficie	Lorenzon	19.83	9.30	1540.00	4.00	1504.00	180.00
1054	Superficie	Lorenzon	50.18	47.10	219.00	6.00	1741.00	222.00
1064	Superficie	Lorenzon	13.71	7.30	2230.00	6.00	411.00	896.00
1066	Interior Mina	Lorenzon	15.47	9.20	992.00	12.00	414.00	51.60
1068	Interior Mina	Lorenzon	21.75	5.10	489.00	23.00	195.00	41.00
1074	Superficie	Lorencito	10.60	8.10	314.00	53.00	133.00	19.70
1075	Superficie	Lorencito	32.69	12.60	904.00	163.00	111.00	21.00
1132	Superficie	La Limpia	23.35	100.00	303.00	15.00	10000.00	314.00
1133	Superficie	La Limpia	19.72	100.00	916.00	28.00	10000.00	567.00
1134	Superficie	La Limpia	10.64	64.10	2960.00	53.00	5531.00	1670.00
1151	Interior Mina	La Limpia	11.24	33.10	4120.00	58.00	7044.00	1950.00
1153	Interior Mina	La Limpia	11.54	48.50	2260.00	30.00	9722.00	1030.00
1165	Interior Mina	La Limpia	11.34	73.20	939.00	12.00	6390.00	1130.00
1186	Interior Mina	La Limpia	12.86	100.00	952.00	200.00	10000.00	251.00
1209	Interior Mina	Arivalo	10.76	36.90	267.00	33.00	2956.00	1080.00
1232	Interior Mina	Arivalo	11.29	56.80	868.00	75.00	4414.00	1630.00
1241	Interior Mina	Arivalo	11.29	20.00	89.70	1409.00	7011.00	136.00
1242	Interior Mina	Arivalo	10.61	40.10	372.00	145.00	9162.00	514.00
1246	Superficie	Arivalo Piso	11.87	29.00	3550.00	34.00	6700.00	3980.00
1250	Superficie	Arivalo Piso	10.01	100.00	633.00	32.00	10000.00	1090.00
1251	Superficie	Arivalo Piso	21.13	69.40	382.00	23.00	6262.00	1220.00
1253	Superficie	Esmeralda	28.21	100.00	352.00	1153.00	10000.00	137.00
1274	Interior Mina	Lorenzon	10.37	19.20	468.00	1.00	2661.00	924.00
1278	Superficie	Lorencito	59.94	2.10	1180.00	30.00	68.00	55.90
1293	Superficie	Chinaque	11.09	59.50	3950.00	18.00	4893.00	1830.00

Sample_Id	Ubicacion	Estructura/Zona	Au_g/t	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
1294	Superficie	Chinaque	11.59	23.9	3470	40	10000	1090
1305	Superficie	Balcon	10.35	6.4	223	48	989	344
1307	Superficie	Balcon	58.11	9.9	1960	53	2381	2070
1308	Superficie	Chinaque	22.74	90.3	8230	3	10000	7440
1309	Superficie	Pipe	19.99	100	809	5	10000	2180
1311	Interior Mina	Balcon	17.9	41.9	2030	43	6539	6850
1312	Interior Mina	Balcon	27.23	24.5	7360	54	2487	2630
1313	Interior Mina	Balcon	10.7	23	8980	45	3335	4150
1315	Interior Mina	Balcon	29.56	43.7	7930	33	4924	3860
1316	Interior Mina	Balcon	10.69	26.1	8780	20	1913	1770
1318	Interior Mina	Balcon	60.04	20.1	6840	48	1201	2210
1319	Interior Mina	Balcon	17.52	22.6	3610	163	2318	6950
1321	Interior Mina	Balcon	10.59	28.9	3490	97	5556	8190
1322	Interior Mina	Balcon	11.02	23.1	2470	54	3942	8230
1328	Interior Mina	3 Estrellas	14.93	30.7	1080	13	4106	8120
1329	Interior Mina	3 Estrellas	87.59	54.2	1580	13	3408	5010
1332	Interior Mina	3 Estrellas	10.26	14.2	765	9	3002	2220
1335	Interior Mina	3 Estrellas	12.45	14.1	5160	14	2616	1710
1337	Interior Mina	3 Estrellas	34.6	48.7	10000	18	3267	4170
1338	Interior Mina	3 Estrellas	52	81.1	4430	16	10000	3650
1341	Interior Mina	3 Estrellas	11.32	94.5	1190	51	10000	6060
1345	Interior Mina	3 Estrellas	15.89	52.1	3490	6	5808	2230
1347	Interior Mina	3 Estrellas	11.53	39.8	3050	8	10000	2470
1348	Interior Mina	3 Estrellas	42.29	100	1940	91	10000	568
1351	Interior Mina	3 Estrellas	16.01	36	5460	15	6961	3050
1354	Interior Mina	3 Estrellas	17.9	100	464	121	10000	2807
1356	Interior Mina	3 Estrellas	15	100	2360	87	10000	1710
1364	Superficie	Esmeralda 2	24.9	18.6	335	85	5625	586
1365	Superficie	Esmeralda 2	10.04	4.9	752	40	635	195
1376	Superficie	Lorenzo	13.27	2.4	265	9	380	115
1378	Superficie	Lorenzo	10.67	6.9	737	20	540	103
1430	Interior Mina	Conejo	33.48	0.1	32.7	7	62	35.8
1436	Superficie	3 Estrellas	21.28	100	8200	42	10000	5720
1476	Superficie	Hilda	22.69	5.5	535	5	174	76.7

Geochemistry



Sample_Id	Potencia	Estructura/Zona	Au g/t	Ag ppm	As ppm	Bi ppm	Cu ppm	Mo ppm	Pb ppm	Sb ppm	Zn ppm	1323
	0.10	3 Estrellas Nv 4	3.22	9.90	3158	16	312	5	8249	41		4310
1324	0.10	3 Estrellas Nv 4	2.30	6.00	1476	8	633	3	1466	23		3740
1325	0.10	3 Estrellas Nv 4	1.83	29.50	824	10	1010	7	4151	28		10000
1326	0.10	3 Estrellas Nv 4	0.25	0.40	1493	9	449	2	242	10		5630
1327	0.20	3 Estrellas Nv 4	1.78	2.90	216	8	379	2	437	2.5		297
1328	0.10	3 Estrellas Nv 4	14.93	30.70	1421	71	1080	13	4106	44		8120
1329	0.10	3 Estrellas Nv 4	87.59	54.20	1541	92	1580	13	3408	29		5010
1330	0.10	3 Estrellas Nv 4	5.05	37.30	1653	309	2780	12	10000	34		3150
1331	0.10	3 Estrellas Nv 4	4.93	23.20	2758	32	3330	15	7026	49		7870
1332	0.10	3 Estrellas Nv 4	10.26	14.20	2634	40	765	9	3002	46		2220
1333	0.15	3 Estrellas Nv 4	5.89	29.70	2049	192	4480	14	5741	38		4980
1334	0.10	3 Estrellas Nv 4	5.47	16.30	949	21	3480	9	3387	32		1520
1335	0.10	3 Estrellas Nv 4	12.45	14.10	1803	46	5160	14	2616	31		1710
1336	0.10	3 Estrellas Nv 4	7.81	4.40	945	35	4050	9	507	21		402
1337	0.10	3 Estrellas Nv 4	34.60	48.70	1565	67	10000	18	3267	54		4170
1338	0.10	3 Estrellas Nv 4	52.00	81.10	2119	372	4430	16	10000	55		3650
1339	0.15	3 Estrellas Nv 3	2.63	81.00	4560	169	4600	42	10000	29		2260
1341	0.10	3 Estrellas Nv 3	11.32	94.50	4476	55	1190	51	10000	78		6060
1342	0.10	3 Estrellas Nv 3	6.07	39.90	2626	12	411	47	10000	126		2260
1345	0.10	3 Estrellas Nv 2	15.89	52.10	10000	271	3490	6	5808	38		2230
1346	0.10	3 Estrellas Nv 2	4.68	19.80	10000	41	1750	4	3039	23		1920
1347	0.10	3 Estrellas Nv 2	11.53	39.80	10000	79	3050	8	10000	55		2470
1348	0.10	3 Estrellas Nv 2	42.29	100.00	10000	419	1940	91	10000	151		568
1349	0.10	3 Estrellas Nv 2	7.56	76.70	10000	151	2550	14	10000	83		4500
1350	0.10	3 Estrellas Nv 2	0.33	10.00	2676	8	349	13	3419	9		868
1351	0.10	3 Estrellas Nv 1	16.01	36.00	10000	118	5460	15	6961	82		3050
1352	0.10	3 Estrellas Nv 1	9.68	100.00	10000	111	7440	73	10000	253		6540
1353	0.10	3 Estrellas Nv 1	8.82	55.30	10000	96	3750	23	10000	50		4340
1354	0.10	3 Estrellas Nv 1	17.90	100.00	9346	168	464	121	10000	190		2807
1355	0.10	3 Estrellas Nv 1	3.41	32.90	7123	33	1310	39	10000	65		3590
1356	0.10	3 Estrellas Nv 1	15.00	100.00	10000	227	2360	87	10000	415		1710
1357	0.10	3 Estrellas Nv 1	3.26	42.00	10000	28	421	44	10000	54		2500
1358	0.10	3 Estrellas Nv 1	9.26	100.00	10000	119	2350	14	10000	90		3870
1359	0.10	3 Estrellas Nv 1	8.76	67.70	10000	66	5790	14	10000	84		4240
1361	0.10	3 Estrellas Nv 1	8.07	57.30	9591	56	3160	7	10000	52		6430

Geochemistry: Pipe



Nº MUESTRA	Au_ppb	Ag_ppm	As_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
TR-01	1021,00	63,10	> 10000	3313,40	5,00	97,00	1939,60
TR-02	2738,00	> 100.0	> 10000	> 10000.0	< 1	> 10000	2381,80
TR-03	7237,00	63,00	> 10000	2838,30	11,00	8269,00	3017,40
TR-04	2295,00	26,90	> 10000	765,90	20,00	6213,00	185,20
TR-05	9374,00	51,50	> 10000	1291,20	67,00	> 10000	181,70
TR-06	> 10000	59,60	> 10000	2752,80	33,00	3782,00	313,30
TR-07	1366,00	16,90	6881,00	727,60	7,00	2335,00	3433,50
TR-08	639,00	1,10	1781,00	229,50	6,00	251,00	410,20
TR-09	6334,00	1,10	93,00	707,30	3,00	89,00	453,70
TR-10	> 10000	3,90	> 10000	654,90	163,00	254,00	38,60
TR-11	9244,00	1,40	> 10000	990,10	145,00	56,00	57,30
TR-12	2101,00	2,30	> 10000	1301,40	40,00	39,00	31,10

En esta zona la presencia de vetas angostas oxidadas con pirita, cuarzo y trazas de calcopirita, la caja es andesítica? esta zona existen diversas labores de informales de las cuales se observaron algunas labores que tienen estructuras NS, NW Y NE. Se extrajo 12 muestras:

Geochemistry BALCON

Sample_Id	SECTOR	Potencia	Estructura/Zona	Au_g/t	Ag_ppm	As_ppm	Bi_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Sb_ppm	Zn_ppm
1310	Sur	0.20	Balcon Nv 5	7.731	37.3	2001	126	7290	56	3491	132	4300
1311	Sur	0.20	Balcon Nv 5	17.9	41.9	2864	104	2030	43	6539	224	6850
1312	Sur	0.20	Balcon Nv 5	27.23	24.5	2887	135	7360	54	2487	210	2630
1313	Sur	0.20	Balcon Nv 5	10.7	23	5630	281	8980	45	3335	344	4150
1315	Sur	0.10	Balcon Nv 5	29.56	43.7	2018	133	7930	33	4924	88	3860
1316	Sur	0.15	Balcon Nv 5	10.69	26.1	1698	111	8780	20	1913	40	1770
1317	Sur	0.15	Balcon Nv 5	8.856	12.8	2423	151	10000	29	1044	93	1530
1318	Sur	0.10	Balcon Nv 5	60.04	20.1	1576	176	6840	48	1201	58	2210
1319	Sur	0.10	Balcon Nv 5	17.52	22.6	2313	172	3610	163	2318	203	6950
1321	Sur	0.15	Balcon Nv 5	10.59	28.9	9856	47	3490	97	5556	1030	8190
1322	Sur	0.15	Balcon Nv 5	11.02	23.1	5202	44	2470	54	3942	433	8230

Estructura Balcón





Geochemistry

Rotated Component Matrix[a]

	Component							
	1	2	3	4	5	6	7	8
Zn_pp	.863							
Mn_p	.812							
Pb_pp	.619							
Cu_pp	.580							
Ni_pp		.855						
Co_pp		.850						
Au_pp		.596						
Bi_pp			.856					
Ag_pp			.674					
Ba_pp				.907				
Sb_pp				.652				
Fe_pct					.899			
As_pp					.625			
Mo_p						.989		
W_pp							.987	
S_pct								.991



Dendrogram using Ward Linkage
Rescaled Distance Cluster Combine
0
5
10
15
20
25
Au_ppm 1
S_pct 13
Fe_pct 8
Ag_ppm 2
Ni_ppm 11
Sb_ppm 14
Mo_ppm 10
W_ppm 15
Bi_ppm 5
Co_ppm 6
Ba_ppm 4
Cu_ppm 7
Zn_ppm 16
Mn_ppm 9
Pb_ppm 12
As_ppm 3
Y

I. Depósitos Orogénicos de Au (Pb-Zn-Cu) del Carbonífero – Pérmico

Se ubica dentro de la Cordillera Oriental del norte del Perú. La mineralización esta asociada con granitoides del Batolito de Pataz y zonas de cizalla NO-SE del sistema Pataz. Las estructuras mineralizadas están constituidas por cuarzo-oro-sulfuros, dispuestas como vetas y mantos. Son conocidos los yacimientos de Poderosa, Horizonte y Rematas. Las edades de mineralización oscilan entre 315 y 286 Ma.

http://www.ingemmet.gob.pe/documents/73138/202784/029_2009_Articulo_Metalogenia_La_Libertad_Ancash_XII_Congreso_Chileno_Huanacuni.pdf/6e421b6f-c681-4d1d-a77d-9b00b7aee7a1

Geochemistry: Statistics *Auppm*



Au ppm
Mean = 4,4943
Std. Dev. = 6,4939
N = 459
Frequency
Au ppm _Proceso Normalizado



Detrended Normal P-P Plot of Ln_Au
Deviation from Normal
Observed Cum Prob

Statistics Au ppm		
Au_ppm		
N	Valid	459.00
	Missing	24.00
Mean		4.49
Median		1.85
Mode		.09
Std. Deviation		6.49
Variance		42.17
Skewness		2.68
Std. Error of Skewness		.11
Kurtosis		8.85
Std. Error of Kurtosis		.23
Range		42.28
Minimum		.01
Maximum		42.29
Percentiles	10	.08
	20	.25
	25	.42
	30	.57
	40	1.05
	50	1.85
	60	3.10
	65	4.15
	70	5.28
	75	6.32
	80	7.69
	90	11.09
	92,5	12.66
	95	17.90
	97,5	25.29

Geochemistry: Statistics *Agppm*





Transforms: natural logarithm

Statistics		
Ag_ppm		
N	Valid	379
	Missing	104
Mean		16.561
Median		7.900
Mode		.8
Std. Deviation		19.9127
Variance		396.516
Skewness		1.647
Std. Error of		.125
Kurtosis		2.198
Std. Error of Kurtosis		.250
Minimum		.2
Maximum		88.4
Percentiles	10	.800
	20	1.800
	25	2.300
	30	2.800
	40	5.200
	50	7.900
	60	12.300
	70	19.800
	75	24.300
	80	30.100
	85	37.300
	90	46.100
	95	61.800
	97,5	76.600

Potential Resources: *Phase 01*



MINERAL MEDIDO

ID	ESTRUCTURA	PRIO	SECTOR	LONG	ALTURA	POT	PE	# BLOQUE	TON M³	Au(Gr/Tn)	Au (Oz/Tn)
01	Pipe	1	Monserrate Bajo	210	180	0.25	2.7	30	7,641	26.31	0.82
02	Tres Estrellas	1	Monserrate Bajo	340	180	0.25	2.7	48	10,314	17.82	0.56
03	Chinaque	1	Monserrate Bajo	215	180	0.25	2.7	30	6,544	15.63	0.49

TONELAJE TOTAL ESTIMADO (M³)   24,499

MINERAL INDICADO

ID	ESTRUCTURA	PRIO	SECTOR	LONG	ALTITUD	POT	PE	# BLOQUE	TON M³	Au(Gr/Tn)	Au (Oz/Tn)
01	Pipe	1	Monserrate Bajo	220	220	0.30	2.7	44	14,256	35.51	1.11
02	Tres Estrellas	1	Monserrate Bajo	340	220	0.30	2.7	64	17,280	21.56	0.67
03	Chinaque	1	Monserrate Bajo	215	220	0.30	2.7	44	11,880	18.56	0.58

TONELAJE TOTAL ESTIMADO (M³)   43,416

MINERAL INFERIDO

ID	ESTRUCTURA	PRIO	SECTOR	LONG	ALTITUD	POT	PE	# BLOQUE	TON M³	Au(Gr/Tn)	Au (Oz/Tn)
01	Pipe	1	Monserrate Bajo	220	260	0.35	2.7	66	21,384	32.20	1.01
02	Tres Estrellas	1	Monserrate Bajo	320	260	0.35	2.7	96	25,920	16.23	0.51
03	Chinaque	1	Monserrate Bajo	320	260	0.35	2.7	66	17,820	15.63	0.49

TONELAJE TOTAL ESTIMADO (M³)   65,124



TONELAJE TOTAL ESTIMADO (M3)	**67,915**
ONZAS TOTAL PROYECTADAS (Ley @ 0.56 Oz Au)	**38,032**

Potential Resources: Tres Estrellas Section



Bloques: 20 x 20 mts.

Nivel Principal: Nv.360

VETA TRES ESTRELLAS

Recurso	# de Bloques
Medido	48
Indicado	64
Inferido	96

VETA TRES ESTRELLAS

ID	ESTRUCTURA	PRIO	SECTOR	LONG	ALTITUD	POT	PE	# BLOQUE	TON	M³	Au(Gr/Tn)	Au (Oz/Tn)
02	Tres Estrellas	1	Monserrate Bajo	340	180	0.25	2.7	48	10,314		17.82	0.56
02	Tres Estrellas	1	Monserrate Bajo	340	220	0.30	2.7	64	17,280		21.56	0.67
02	Tres Estrellas	1	Monserrate Bajo	320	260	0.35	2.7	96	25,920		16.23	0.51
			TONELAJE TOTAL ESTIMADO (M³)						**53,514**			





Potential Resources: Tres Estrellas Section

POTENCIA REAL

Tipo Mineral	Block	Largo (m)	Alto (m)	P.E.	TMS	Potencia	gr Au/tm	Oz Au
Probado	1	63	20	2.8	350	0.10	11.70	131.66
Probado	2	25	10	2.8	70	0.10	21.21	47.73
Probado	3	25	13	2.8	90	0.10	21.21	61.37
Probado	4	15	15	2.8	110	0.18	17.63	62.35
Probado	5	12	15	2.8	85	0.17	17.63	48.18
Probable	1A	50	8	2.8	110	0.10	11.70	41.38
Probable	2A	25	5	2.8	35	0.10	21.21	23.87
Probable	3A	25	8	2.8	75	0.10	21.21	51.14
Probable	4A	10	40	2.8	80	0.15	18.20	46.81
Probable	5A	25	5	2.8	60	0.17	17.63	34.01
Prospectivo	8A	130	35	2.8	890	0.14	17.82	509.90
TOTAL				2.8	1,955	0.13	16.84	1,058.41

V. Chinaque
V. Pipe
V. Tres Estrellas
V. Balcón
V. Conejo
73°
72°
80°
78°
65°
81°
64°
82°
Gal. 277 SW
BM Nv. 5 (3,371m)
Cx 288 NE

3450
3400
3350
Nv. 1 (3,450.5m)
Nv. 2 (3,444m)
Nv. 3 (3,426m)
Nv. 4 (3,408m)
Nv. 5 (3,371m)
1A
1
2A
2
3
3A
4
4A
5
5A
8A
Gal. 277 SW
Cx 288 NE
PLAN DE MINADO: VETA 3 ESTRELLAS

Potential Resources: Section Pipe



Bloques: 20 x 20 mts.

Nivel Principal: Nv.360

VETA PIPE	
Recurso	**# de Bloques**
Medido	30
Indicado	44
Inferido	66





VETA PIPE										
ID	ESTRUCTURA	PRIO	SECTOR	LONG	ALTURA	POT	PE	# BLOQUE	TON M³	Au(Gr/Tn)	Au (Oz/Tn)
01	Pipe	1	Monserrate Bajo	210	180	0.25	2.7	30	7,641	26.31	0.82
01	Pipe	1	Monserrate Bajo	220	220	0.30	2.7	44	14, 6 25	35.51	1.11
01	Pipe	1	Monserrate Bajo	220	260	0.35	2.7	66	21,384	32.20	1.01
TONELAJE TOTAL ESTIMADO (M³)										43,281	



Bloques: 20 x 20 mts.

Nivel Principal: Nv.360

VETA CHINAQUE	
Recurso	# de Bloques
Medido	30
Indicado	44
Inferido	66



VETA CHINAQUE												
ID	ESTRUCTURA	PRIO	SECTOR	LONG	ALTITUD	POT	PE	# BLOQUE	TON	M³	Au(Gr/Tn)	Au (Oz/Tn)
03	Chinaque	1	Monserrate Bajo	215	180	0.25	2.7	30	6,544		15.63	0.49
03	Chinaque	1	Monserrate Bajo	215	220	0.30	2.7	44	11,808		18.56	0.58
03	Chinaque	1	Monserrate Bajo	320	260	0.35	2.7	66	17,820		15.63	0.49
			TONELAJE TOTAL ESTIMADO (M³)						36,244			

Potential Resources: Chinaque / Pipe Section



Opportunities



TARGET: VETAS NORTE

TARGET: CENTRO NORTE

TARGET : VETAS SUR

Opportunities

TARGET 01 (Explotación): Corto plazo

Zona 01:

- ✓ Veta Tres Estrellas.
- ✓ Veta Balcón.
- ✓ Veta Conejo

Zona 02:

- ✓ Veta Pipe.
- ✓ Veta Chinaque.
- ✓ Veta Lucero.



TARGET 02:
Explotación - Mediano plazo

Zona 01:
- ✓ **Veta Lorenzo.**
- ✓ **Veta Purun**
- ✓ **Veta Chuspe.**





TARGET 03:

Exploración: Mediano plazo

- ✓ Cuerpo Chorobamba.
- ✓ Veta Peña Blanca
- ✓ Veta Chorro Rojo.



Alteración Diseminado Chorobamba

Cuerpo Peña Blanca

Cuerpo Chorobamba

Cuerpo Choro Rojo

CUERPO CHOROBAMBA:

- ✓ **Cuerpo diseminado:**

  Aflora en 02 sectores.

- ✓ **Cuerpo 01:** 400 x 200 mts

- ✓ **Cuerpo 02:** 300 x 150 mts.

- ✓ **Intrusivos:** Monzogranito & Granodioritico.



CUERPO PEÑA BLANCA:

✓ **Cuerpo diseminado: 300 x 200.**

✓ **Intrusivo Granodioritico.**

✓ **Alteración: Argilica intermedia (caolinita, sericita).**

✓ **Ensamble: Cuarzo, Pirita, pirrotita, arsenopirita, calcopirita.**

M-120.- En roca granodiorita   Au = 272 ppb y As = 4.37 ppm
M-121.- En areniscas cuarcíticas   Au = 217 ppb y As = 25.75 ppm
M-122.- En meta-andesitas   Au = 181 ppb y As = 793.00 ppm



CUERPO CHORRO ROJO:

- ✓ **Cuerpo diseminado: 150x100.**

- ✓ **Intrusivo Granodioritico.**

- ✓ **Alteración:**

- ✓ **Argilica intermedia (caolinita, sericita).**

- ✓ **Ensamble: Pirita, Cuarzo, pirrotita, arsenopirita, calcopirita.**



M-123.- Núcleo Chorro Rojo	Au = 364 ppb y As = 360.00 ppm
M-124.- Cuerpo enlongado	Au = 4838 ppb y As = 253.00 ppm
M-122.- Roca caja (areniscas cuarcíticas)	Au = 217 ppb y As = 146.66 ppm

Opportunities

SKARN: Pb - Zn

TRINIDAD FRACCIONADO

Zona de Skarn (Trinidad Uno Fraccionado)

En la parte central oeste de la concesión presencia de calizas oxidadas y areniscas con mineralización de Pb. En esta zona se extrajo 09 muestras:

Nº MUESTRA	Au_ppb	Ag_ppm	As_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
SK-01	7,00	1,00	57,00	5,40	< 1	38,00	798,30
SK-02	< 5	< 0.2	69,00	10,80	1,00	45,00	3178,50
SK-03	< 5	< 0.2	85,00	20,10	6,00	61,00	6303,80
SK-04	< 5	0,60	70,00	12,00	2,00	403,00	3017,80
SK-05	< 5	1,80	119,00	31,30	3,00	1445,00	2994,40
SK-06	< 5	93,90	836,00	68,50	7,00	> 10000	8172,10
SK-07	< 5	5,00	206,00	88,70	39,00	3493,00	7714,80
SK-08	23,00	0,90	225,00	73,00	7,00	3474,00	9023,50
SK-09	< 5	0,70	66,00	37,60	< 1	422,00	3663,90

Mineralización de Zn, Pb, en brechas calcáreas (SK-08)

N° Muestra	% Pb
SK-06	44.42



MORONI I
VP LA MAMITA
MORONI II
LLAUPUY
MELVA N° 20 I
MORONI VI
MINA COMO ABRAHAN NO ABRAHAN
TRINIDAD UNO FRACCIONADO
SKARN
MINA YOLI
EL TORNITO 2
MINERA YASHIN
TRINIDAD UNO
TRINIDAD DEL CARMEN II
TRINIDAD DOS
CAROLINA DE ORRANTIA
MINA DON ABRAHAM
JOSE PASCUAL 2
TRINIDAD
FABRICIO III
ROMY
BRILLANTE 1 2011
VALENTINA 2000
TRINIDAD TRES

EXPLOR MINING DISCOVERY


V. Arivalo Piso
V. Esmeralda-Arivalo
V. La Limpia
V. Halcón
V. Purun
V. Lorenzon
V. Hilda
V. Lorenzo
V. Tuluna
V. Lorencito
Cpo. Sta. Barbara

TRINIDAD PROJECT

Geologica Evaluation
Investment Project

Update October2020

PRELIMINARY PLANNING


Diagrama de Flujo Mina Trinidad
Trim. 3, 2017
Trim. 4, 2017
Trim. 1, 2018
Trim. 2, 2018
Permisos
Inicio y Reinicio Exploración Minera
Plan Minado fase inicial
Autorización Planta Beneficio
Plan Minado Fase intermedia
Autorización Planta Fase Intermedia
Plan Minado Fase Final
Autorización Planta Fase Final
Asuntos corporativos
Acopio Información
Área Influencia
Determinar Stakeholders
Legal
Gestión Procesos
Prospección Físico Legal
Adquisición Tierras y Servidumbre
Permisos
Supervisión Permisos
Plan Responsabilidad Social
Contratos
Plan Desarrollo Social
Autorizaciones
Ingeniería
Topografía
Construcción Carretera
Accesos y Ampliaciones
Mina
Construcción Campamento
Trabajos preliminares mina
Galerías de Exploración
Preparación Minado
Avance Labores
Preparación Block Mineral
Cubicación Resevas
Exploraciones
Acopio Información
Mapeo 1:500
Geoquímica
Interpretación
Geofísica Terrestre
Perforación Diamantina
Perforación Diamantina

INVENTORY RESOURCES TRINIDAD PROJECT 2020

INVENTARIO DE RECURSOS MINEROS
PROYECTO MINA - TRINIDAD

INVENTARIO	Recursos medidos					Recursos indicados					Recursos inferidos				
ESTRUCTURA	Mineral	Ley Au	Mineral	Ley Ag	Mineral	Mineral	Ley Au	Mineral	Ley Ag	Mineral	Mineral	Ley Au	Mineral	Ley Ag	Mineral
	Ton	Oz/t	Au Oz	Oz/t	Ag Oz	Ton	Oz/t	Au Oz	oz/t	Ag Oz	Ton	Oz/t	Au	Oz/t	Ag Oz
Pipe	7,641.95	0.57	4,355.91	1.57	12,004.38	14,256.00	0.63	8,981.28	1.28	18,265.84	21,384.00	0.75	16,038.00	1.73	37,003.58
Tres Estrellas	10,314.45	0.71	7,323.26	2.66	27,451.45	17,280.00	0.81	13,996.80	2.08	35,947.64	25,920.00	0.90	23,328.00	1.04	26,989.29
Chinaque	6,544.91	0.62	4,057.84	2.62	17,169.81	11,880.00	0.73	8,672.40	1.02	12,127.95	17,820.00	0.84	14,968.80	1.06	18,935.38
Purun	9,113.00	0.13	1,139.40	1.41	12,819.66	13,011.00	0.32	4,173.40	1.09	14,228.41	39,272.00	0.36	14,074.72	2.71	106,403.96
Maravilla	10,087.00	0.16	1,573.38	1.75	17,623.04	21,037.00	0.74	15,581.10	1.86	39,102.82	31,083.00	0.55	17,067.32	1.39	43,064.86
Lorenzo	14,437.00	0.36	5,180.99	1.37	19,743.57	13,467.00	0.50	6,671.16	1.58	21,263.22	60,731.00	0.11	6,815.19	1.58	96,209.11
Fátima	11,878.00	0.94	11,184.94	1.77	20,967.56	23,649.00	0.69	16,335.96	1.88	44,520.99	27,589.00	0.52	14,435.19	1.23	34,040.62
Conejo	14,538.00	0.13	1,960.88	1.98	28,767.83	22,633.00	0.96	21,734.19	2.76	62,564.80	61,244.00	0.87	53,495.00	2.85	174,413.97
Balcón	12,744.00	0.34	4,367.30	2.41	30,660.46	17,178.00	0.84	14,383.30	2.74	47,082.91	30,872.00	0.99	30,490.42	2.60	80,153.45
La Limpia	11,963.00	0.89	10,656.33	1.85	22,101.53	20,882.00	0.95	19,846.42	2.04	42,543.63	47,356.00	0.05	2,474.63	2.89	136,673.53
Aribalo	9,225.00	0.63	5,855.79	1.10	10,151.66	19,939.00	0.05	1,079.99	1.25	24,989.58	18,269.00	0.97	17,637.79	2.10	38,388.15
Mario	9,730.00	0.56	5,423.42	1.32	12,826.34	17,453.00	0.25	4,434.81	1.58	27,498.73	23,957.00	0.92	21,923.18	1.68	40,352.24
El Milagro	11,206.00	0.82	9,137.54	2.95	33,012.34	15,621.00	0.66	10,304.25	1.27	19,798.61	43,997.00	0.76	33,430.61	1.64	71,943.04
Gregorio	12,844.00	0.01	140.63	1.04	13,387.28	19,823.00	0.80	15,905.80	2.04	40,343.02	39,388.00	0.95	37,428.97	2.34	92,294.99
Chuspe	11,165.00	0.38	4,283.15	1.67	18,604.95	14,414.00	0.02	294.16	1.79	25,730.32	64,819.00	0.72	46,710.16	1.23	79,796.74
Chir-Chir	8,872.00	0.74	6,554.59	2.10	18,624.03	13,398.00	0.78	10,435.47	2.96	39,663.67	59,418.00	0.35	20,541.09	2.21	131,528.90
Prieta	11,453.00	0.84	9,611.30	1.07	12,310.06	11,768.00	0.95	11,128.73	3.00	35,258.58	46,538.00	0.48	22,419.10	2.05	95,411.72
Peña Blanca	13,216.00	0.12	1,564.43	2.18	28,763.73	16,734.00	0.57	9,466.35	2.15	35,972.67	51,807.00	0.86	44,559.55	2.09	108,354.87
Ventana	13,183.00	0.40	5,221.87	2.30	30,361.74	11,627.00	0.24	2,790.13	2.31	26,803.73	48,967.00	0.52	25,497.83	2.83	138,750.82
Fray Martin	13,756.00	0.01	198.81	2.45	33,745.13	20,771.00	0.02	498.93	1.04	21,506.60	67,374.00	0.45	30,500.00	1.31	88,427.31
Esmeralda	8,264.00	0.33	2,686.04	1.78	14,688.64	12,535.00	0.75	9,384.19	2.00	25,095.76	68,825.00	0.34	23,072.66	1.33	91,314.95
Halcón	14,374.00	0.93	13,394.25	2.60	37,431.00	18,698.00	0.83	15,527.27	1.58	29,464.34	41,399.00	0.54	22,395.03	2.48	102,728.23
Base Santa María	9,268.00	0.98	9,097.23	2.67	24,786.52	18,053.00	0.98	17,734.32	2.87	51,771.61	67,392.00	0.99	66,422.08	2.93	197,155.50
Campana	12,262.00	0.19	2,305.92	1.25	15,341.73	15,888.00	0.74	11,684.93	2.98	47,281.51	38,154.00	0.73	27,794.53	2.24	85,277.24
Base Campana	12,502.00	0.22	2,693.46	2.60	32,482.25	20,464.00	0.42	8,516.57	1.01	20,718.93	68,006.00	0.83	56,263.74	2.87	195,466.02
Estrella Ni	12,523.00	0.45	5,573.19	1.26	15,804.25	13,991.00	0.63	8,786.01	1.11	15,571.25	20,713.00	0.29	6,079.46	1.84	38,042.96
Chita	12,036.00	0.10	1,158.16	1.14	13,698.93	14,114.00	0.69	9,693.73	1.29	18,235.89	69,822.00	0.82	57,276.04	1.56	108,639.59
Esmeraldita	9,893.00	0.74	7,289.72	2.81	27,752.16	14,439.00	0.15	2,188.47	1.57	22,618.60	37,951.00	0.68	25,810.26	2.91	110,539.58
	251,469.31		143,989.72		603,082.03	401,640.00		280,230.13		865,971.60	731,513.00		778,949.55		2,568,300.59

RECURSO	TONELADAS Ton	ORO Ley (Oz)	PLATA Ley (Oz)
Medido	251,469.31	143,989.72	603,082.03
Indicado	401,640.00	280,230.13	865,971.60
Inferido	731,513.00	778,949.55	2,568,300.59
TOTAL	1,384,622.31	1,203,169.41	4,037,354.22

PRELIMINARY PREFEASIBILITY
TRINIDAD PROJECT - 2020

AÑO CALENDARIO	MINA TRINIDAD		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
AÑO PROYECTADO			1	2	3	4	5	6	7	8	9	10	11
AÑO PRODUCCIÓN			0	1	2	3	4	5	6	7	8	9	10
Producción													
Producción Anual	Ton	980,000	5,000	30,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000
Desmonte	Ton	735,000	3,750	22,500	78,750	78,750	78,750	78,750	78,750	78,750	78,750	78,750	78,750
Mineral	Ton	245,000	1,250	7,500	26,250	26,250	26,250	26,250	26,250	26,250	26,250	26,250	26,250
Oz de Au	Oz		0.57	0.57	0.57	0.57	0.57	0.57	0.57	0.57	0.57	0.57	0.57
Oz de Ag	Oz		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Recuperación de Au	%		90	90	90	90	90	90	90	90	90	90	90
Recuperación de Ag	%		65	65	65	65	65	65	65	65	65	65	65
CAPEX													
Construcción y Mantenimiento	US$		-6,000,000	-8,600,000	-9,900,000	-9,900,000	-9,900,000	-9,900,000	-9,900,000	-9,900,000	-9,900,000	-9,900,000	-9,900,000
Valor del Metal Extraido													
Precio de mineral	US$/Oz	1,100		1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100
Oro Procesado	Oz	630,810	9,030	18,060	67,080	67,080	67,080	67,080	67,080	67,080	67,080	67,080	67,080
Valos del carbón Activado	US$	683,958,000		19,866,000	73,788,000	73,788,000	73,788,000	73,788,000	73,788,000	73,788,000	73,788,000	73,788,000	73,788,000
Fundición, Refinamiento y comercialización	US$	-1,717,125		-49,875	-185,250	-185,250	-185,250	-185,250	-185,250	-185,250	-185,250	-185,250	-185,250
Valor de Oro	US$	682,240,875		19,816,125	73,602,750	73,602,750	73,602,750	73,602,750	73,602,750	73,602,750	73,602,750	73,602,750	73,602,750
Transporte de Producto													
Flete terrestre	US$	-81,338		-2,363	-8,775	-8,775	-8,775	-8,775	-8,775	-8,775	-8,775	-8,775	-8,775
Net Semelter Return (NSR)	US$	682,159,538		19,813,763	73,593,975	73,593,975	73,593,975	73,593,975	73,593,975	73,593,975	73,593,975	73,593,975	73,593,975
Costo de Producción													
Minado	US$	-69,750,000		-3,600,000	-7,350,000	-7,350,000	-7,350,000	-7,350,000	-7,350,000	-7,350,000	-7,350,000	-7,350,000	-7,350,000
Procesamiento	US$	-44,498,025		-1,369,170	-4,792,095	-4,792,095	-4,792,095	-4,792,095	-4,792,095	-4,792,095	-4,792,095	-4,792,095	-4,792,095
Administrativos	US$	-34,200,000		-1,800,000	-3,600,000	-3,600,000	-3,600,000	-3,600,000	-3,600,000	-3,600,000	-3,600,000	-3,600,000	-3,600,000
Costo de Cierre													
Cierre de mina	US$	-44,272,800						-7,378,800	-7,378,800	-7,378,800	-7,378,800	-7,378,800	-7,378,800
Ganancias Operativas													
Ganacias operativas antes de impuestos	US$	436,011,513		4,444,593	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880
Depreciación	US$	-87,202,303		-888,919	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376
Ganancias Operativas antes de impuestos menos depreciación	US$	348,809,210		3,555,674	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504
Regalías													
Parte de NSR/Ganancias Operativas	%			18	52	52	52	52	52	52	52	52	52
Porcentaje de Regalías	%			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Regalía Aplicada	US$	-6,821,595		-198,138	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940
Impuestos													
Flujo de Caja Operativo	US$	436,011,513		4,444,593	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880	47,951,880
Depreciación	US$	-87,202,303		-888,919	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376	-9,590,376
Flujo de Caja antes de Impuestos	US$	348,809,210		3,555,674	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504
Regalías	US$	-6,821,595		-198,138	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940	-735,940
Ganancia Neta Imponible	US$	341,987,615		3,357,536	37,625,564	37,625,564	37,625,564	37,625,564	37,625,564	37,625,564	37,625,564	37,625,564	37,625,564
Impuesto a la Renta por Pagar	US$	21,800,576		222,230	2,397,594	2,397,594	2,397,594	2,397,594	2,397,594	2,397,594	2,397,594	2,397,594	2,397,594
Flujo de Caja Neto Proyectado													
Antes de Impuestos	US$	342,809,210	-6,000,000	3,555,674	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504	38,361,504
Después de Impuestos	US$	314,187,039	-6,000,000	3,135,307	35,227,970	35,227,970	35,227,970	35,227,970	35,227,970	35,227,970	35,227,970	35,227,970	35,227,970
Payback													
Flujo de Caja Neto Acumulado Antes de Impuestos	US$		-6,000,000	-2,444,326	35,917,178	74,278,682	112,640,186	151,001,690	189,363,194	227,724,698	266,086,202	304,447,706	342,809,210
Payback Antes de Impuestos	Años				3								
Flujo de Caja Neto Acumulado Después de Impuestos	US$		-6,000,000	-2,864,693	32,363,277	67,591,247	102,819,218	138,047,188	173,275,158	208,503,128	243,731,099	278,959,069	314,187,039
Payback Después de Impuestos	Años				3								

EXPLOR MINING DISCOVERY


V. Arivalo Piso
V. Esmeralda-Arivalo
V. La Limpia
V. Halcón
V. Purun
V. Lorenzon
V. Hilda
V. Lorenzo
V. Tuluna
V. Lorencito
Cpo. Sta. Barbara

TRINIDAD PROJECT

Geologica Evaluation
Investment Project

Update October 2020